As filed with the Securities and Exchange Commission on May 7, 1998

                                              Registration No. 333-__________

                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           REGENCY REALTY CORPORATION
             (Exact name of registrant as specified in its charter)

        Florida                                         59-3191743
   (State or other jurisdiction         (I.R.S. Employer Identification No.)
    of incorporation)

                       121 West Forsyth Street, Suite 200
                          Jacksonville, Florida  32202
                                 (904) 356-7000
    (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                              Martin E. Stein, Jr.,
                      President and Chief Executive Officer
                       121 West Forsyth Street, Suite 200
                          Jacksonville, Florida  32202
                                 (904) 356-7000
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                            Charles E. Commander III
                                 Linda Y. Kelso
                                 Foley & Lardner
                                200 Laura Street
                          Jacksonville, Florida  32202

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, please check the following box. [_]

                         Calculation of Registration Fee

          Title of each                                       Proposed               Proposed
            class of                                          maximum                maximum
        securities to be             Amount to be          offering price           aggregate             Amount of
           registered                 registered             per unit(1)         offering price(1)    registration fee(1)
        ----------------             ------------          --------------        -----------------    -------------------

    Common Stock,                     5,868,510
    $0.01 par value(4)                 Shares                 $25.875              $151,847,696             $44,795


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   (1) Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated based on the average of the high and low prices reported on the New York Stock Exchange on May 1, 1998.


   Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there by any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                    SUBJECT TO COMPLETION - DATED MAY 7, 1998

     PROSPECTUS

     5,868,510 SHARES

                           Regency Realty Corporation

                          Common Stock ($.01 par value)

   Regency Realty Corporation (the "Company") is a fully-integrated, self-administered and self-managed real estate investment trust ("REIT") that owns and operates neighborhood and community shopping centers in the Southeast, the Mid-Atlantic and the lower Midwest. Since its initial public offering in November 1993, the Company has paid regular quarterly dividends to its stockholders.

   The Common Stock being offered hereby will be sold from time to time by the selling shareholders or by their permitted transferees (the "Selling Shareholders"). The Selling Shareholders currently own shares of Common Stock or units of limited partnership interest ("Units") in Regency Centers, L.P. (the "Regency Partnership"), a Delaware limited partnership of which the Company is the sole general partner and in which the Company owns a controlling interest. In addition to shares of Common Stock issued directly by the Company to certain Selling Shareholders, the shares of Common Stock referred to in this Prospectus are shares that the Selling Shareholders may acquire upon presentation by the Selling Shareholders of Units to the Regency Partnership for redemption. There is no assurance that any of such shares will be offered or sold by the Selling Shareholders hereunder.

   The Company will pay certain of the expenses of this offering; however, the Selling Shareholders will bear the cost of all brokerage commissions and discounts incurred in connection with the sale of the shares to which this Prospectus relates. The Company will not receive any of the proceeds from the sale of the shares to which this Prospectus relates.

   The shares of Common Stock are subject to certain restrictions on transferability designed to preserve the Company's status as a REIT and a domestically-owned REIT for federal income tax purposes. The Common Stock is not a suitable investment for persons who are foreign investors, including entities that are directly or indirectly owned by foreign investors. To ensure that the Company qualifies as a REIT, the ownership by any person of more than 7% by value of the Company's Common Stock is restricted, with certain exceptions. See "Capital Stock -- Restrictions on Ownership."

   Sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions, or to one or more underwriters for resale to the public.

   The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "REG." On May 5, 1998, the last reported sale price of the Common Stock on the New York Stock Exchange was $26,125.

   See "Risk Factors" on pages 3 to 8 for a discussion of certain material factors which should be considered in connection with an investment in the Common Stock offered hereby.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
             OR  ANY  STATE SECURITIES  COMMISSION PASSED  UPON  THE
              ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.   ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is ________, 1998.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York Office, Seven World Trade Center, 13th Floor, New York, New York 10048 and Chicago Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The address of such Web site is http://www.sec.gov. In addition, the Company's Common Stock is listed on the NYSE and similar information concerning the Company can be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), to which reference is hereby made.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated in this Prospectus by reference, except as superseded or modified herein:

   1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997.

   2. The Company's Current Report on Form 8-K dated January 12, 1998, as amended by Form 8-K/A dated March 11, 1998.

   3.  The description of Common Stock contained in the Company's
       Registration Statement on Form 8-A filed with the Commission on August 30, 1993, and declared effective on October 29, 1993, including portions of the Company's Registration Statement on Form S-11 (No. 33-67258) incorporated by reference therein.

     Each document filed by the Company subsequent to the date of this Prospectus pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of the offering of the Common Stock shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed incorporated document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any document described above that has been incorporated in this Prospectus by reference and not delivered with this Prospectus or any preliminary Prospectus distributed in connection with the offering of the Common Stock, other than exhibits to such document referred to above unless such exhibits are specifically incorporated by reference herein. Requests should be directed to Ms. Brenda Paradise, the Company's Director of Shareholder Relations, 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202 (telephone: (904) 356-7000).

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before purchasing Common Stock. This Prospectus may include certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), expansion and other development trends of the real estate industry, business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, and changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those anticipated in the forward-looking statements.

   Significant Reliance on Major Tenants

     The Company derives significant revenues from certain anchor tenants that occupy more than one center. The Company could be adversely affected in the event of the bankruptcy or insolvency of, or a downturn in the business of, any of it major tenants, or in the event that any such tenant does not renew its leases as they expire or renews at lower rental rates. Vacated anchor space not only would reduce rental revenues if not retenanted at the same rental rates but also could adversely affect the entire shopping center because of the loss of the departed anchor tenant's customer drawing power. Loss of customer drawing power also can occur through the exercise of the right that most anchors have to vacate and prevent retenanting by paying rent for the balance of the lease term, or the departure of an anchor tenant that owns its own property.

     Tenants may seek the protection of the bankruptcy laws, which could result in the rejection and termination of their leases and thereby cause a reduction in the cash flow available for distribution by the Company. Such reduction could be material if a major tenant files bankruptcy.

   Risks of Losing Property Management Contracts

     The Company is subject to the risks associated with the management of properties owned by third parties. These risks include the risk that management contracts with third party owners (which typically are cancelable upon 30 days' notice) will be lost due to the sale of such property or to competitors, and that contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms. Any of these developments would adversely affect the ability of the Company to make expected distributions to its shareholders.

   Administration's Proposed Changes to REIT Asset Test

     In order for the Company to qualify as a REIT, the Company, at the close of each quarter of its taxable year, must not own more than 10% of the outstanding voting securities of any issuer, other than a qualified REIT subsidiary (a "QRS") or another REIT. The Clinton Administration's February 1998 budget proposal includes a proposal to amend the 10% voting securities test by prohibiting a REIT from owning more than 10% of the vote or value of all classes of stock of any corporation (other than a QRS or another REIT). Stock owned by the Company in corporations prior to the effective date of the proposal generally would be "grandfathered" (i.e., with respect to such grandfathered stock, the REIT would be subject only to the existing 10% voting securities test described above). However, if the corporation in which such grandfathered stock is held were to engage in a new trade or business or acquire substantial new assets, the grandfathered status would terminate with respect to such stock.

     Because the Company owns the majority of the nonvoting stock of Regency Realty Group, Inc. (the "Management Company"), the Company would not satisfy the proposed 10% value limitation with respect to its stock interest in the Management Company. However, as the Clinton Administration's proposal is currently drafted, stock currently held by the Company in the Management Company should be grandfathered. If the Management Company, however, were to engage in new trades or businesses or acquire substantial new assets (or the Company were to make a significant additional equity investment in the Management Company) then the stock held by the Company in the Management Company would lose its grandfathered status and the Company would fail to qualify as a REIT. Moreover, the Company would not be able to own more than 10% of the vote or value of any corporation (other than a QRS or another REIT) formed after the effective date of the proposal. Thus, if enacted as currently drafted, the proposal would materially impede the ability of the Company to engage in new activities or to expand substantially its current activities, such as the property development and management businesses.

   Geographic Concentration of Properties

     As of December 31, 1997, approximately 78% of the shopping centers owned by the Company are located in Florida and Georgia. The Company's performance is therefore dependent on the economic conditions in such markets. The Company could be adversely affected by such geographic concentration if market conditions, such as an oversupply of space or a reduction in demand for real estate, in such areas become more competitive relative to other geographic areas.

   General Risks Relating to Real Estate Investments

     Value of Real Estate Dependent on Numerous Factors. Real property investments are subject to varying degrees of risk. Real estate values are affected by a number of factors, including changes in the general economic climate, local conditions (such as an oversupply of space or a reduction in demand for real estate in an area), the quality and philosophy of management, competition from other available space, the ability of the owner to provide adequate maintenance and insurance and to control variable operating costs. Shopping centers, in particular, may be affected by changing perceptions of retailers or shoppers regarding the safety, convenience and attractiveness of the shopping center and by the overall climate for the retail industry generally. Real estate values are also affected by such factors as government regulations, interest rate levels, the availability of financing and potential liability under, and changes in, environmental, zoning, tax and other laws. As substantially all of the Company's income is derived from rental income from real property, the Company's income and cash flow would be adversely affected if a significant number of the Company's tenants were unable to meet their obligations to the Company, or if the Company were unable to lease on economically favorable terms a significant amount of space in its properties. In the event of default by a tenant, the Company may experience delays in enforcing, and incur substantial costs to enforce, its rights as landlord.

     Equity real estate investments are relatively illiquid and therefore may tend to limit the ability of the Company to react promptly in response to changes in economic or other conditions. In addition, certain significant expenditures associated with each equity investment (such as mortgage payments, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment.

     Difficulties and Costs Associated with Renting Unleased and Vacated Space. The ability of the Company to rent unleased or vacated space will be affected by many factors, including certain covenants restricting the use of other space at a property found in certain leases with shopping center tenants. If the Company is able to relet vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, the Company may incur substantial costs in obtaining new tenants, including leasing commissions and tenant improvements.

     Restrictions on, and Risks of, Unsuccessful Development Activities.
   The Company intends to selectively pursue development activities as opportunities arise. Such development activities generally require various government and other approvals, the receipt of which cannot be assured. The Company will incur risks associated with any such development activities. These risks include the risk that development opportunities explored by the Company may be abandoned; the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable; lack of cash flow during the construction period; and the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable. In case of an unsuccessful development project, the Company's loss could exceed its investment in the project. Also, there are competitors seeking properties for development, some of which may have greater resources than the Company.

   Adverse Effect of Market Interest Rates on Stock Prices

     One of the factors that may influence the trading price of the Company's Common Stock is the annual dividend rate on such stock as a percentage of its market price. An increase in market interest rates may lead purchasers of shares of such stock to demand a higher annual dividend rate, which could adversely affect the market price of such stock and the Company's ability to raise additional equity in the public markets.

   Uncertainty of Availability of Refinancing; Risks of Increased Interest
   Rates

     The Company does not expect to generate sufficient funds from operations to make balloon principal payments when due on its indebtedness. There can be no assurance that the Company will be able to refinance such indebtedness or to otherwise obtain funds to make such payments by selling assets or raising equity. An inability to make such balloon payments when due could cause the mortgage lenders to foreclose on the properties securing such indebtedness, which would have a material adverse effect on the Company. In addition, interest rates and other terms on any loans obtained to refinance such indebtedness may be less favorable than the rates on the current indebtedness.

     To the extent that the Company is obligated on floating rate debt, and to the extent that exposure to increases in interest rates is not eliminated through interest rate protection or cap agreements, such increases may adversely affect the Company's performance.

   Federal Income Tax Considerations

     There are a number of issues associated with an investment in a REIT that are related to the federal income tax laws, including, but not limited to, the consequences of failing to continue to qualify as a REIT. See "Federal Income Tax Considerations."

   Concentration of Ownership of Company Common Stock

     Security Capital Holdings S.A. (together with its parent company, Security Capital U.S. Realty, "SC-USREALTY") is entitled to own up to 45% of the Common Stock, on a fully diluted basis. SC-USREALTY is the Company's single largest shareholder and has participation rights entitling it to maintain its percentage ownership of the Common Stock. SC-USREALTY has the right to nominate a proportionate number of the directors of the Company's Board, rounded down to the nearest whole number, based upon its ownership of outstanding shares of Common Stock, but not to exceed 49% of the Board. Although certain standstill provisions preclude SC-USREALTY from increasing its percentage interest in the Company for a period of at least five years (subject to certain exceptions) and SC-USREALTY is subject to certain limitations on its voting rights with respect to its shares of Common Stock during that time, SC-USREALTY nonetheless has substantial influence over the Company's affairs. This concentration of ownership in one shareholder could be disadvantageous to other shareholders' interests. The director nomination, voting and other rights granted to SC-USREALTY, although subject to certain limitations during the standstill period, may make it more difficult for other shareholders to challenge the Company's director nominees, elect their own nominees as directors, or remove incumbent directors and may render the Company a less attractive target for an unsolicited acquisition by an outsider. If the standstill period or any standstill extension term terminates, SC-USREALTY could be in a position to control the election of the Board or the outcome of any corporate transaction or other matter submitted to the shareholders for approval. See "Strategic Alliance With SC-USREALTY."

   Unsuitable Investment for Non-U.S. Investors

     Section 5.14 of the Company's Articles of Incorporation (the
   "Articles") contains provisions designed to preserve the Company's status as a domestically controlled REIT. Section 5.14 of the Articles prohibits the issuance or transfer of the Company's capital stock if it would result in the fair market value of all capital stock owned directly or indirectly by Non-U.S. Persons (as defined in the Articles) to comprise 50% or more of the fair market value of the Company's outstanding capital stock. For purposes of applying this limitation, SC-USREALTY and its affiliates are presumed to be Non-U.S. Persons and to own 45% of the outstanding Common Stock on a fully diluted basis. Any shares issued or transferred in violation of this restriction will be void, or if such remedy is invalid, will be subject to the provisions for "Excess Shares" described in "Capital Stock -- Restrictions on Ownership." In addition, at the 1998 Annual Meeting of the Company's shareholders, shareholders will vote on a proposed amendment to Section 5.14 which would void the transfer of shares to SC-USREALTY as well as to any other Non-U.S. Person to the extent that any such transfer would result in the fair market value of all capital stock owned directly or indirectly by Non-U.S. Persons (including SC-USREALTY and its affiliates) comprising 50% or more of the fair market value of the Company's outstanding capital stock. Under the proposed amendment, SC-USREALTY will have the ability to waive, alter or revise the applicability of the transfer restrictions in Section 5.14 to itself as well as to any other person, in its sole discretion, upon delivery of written notice to the Company's Board of Directors. Accordingly, the purchase of Common Stock is not a suitable investment for a Non-U.S. Person (whether or not such person presently owns any shares of Common Stock) or an entity owned directly or indirectly by a Non-U.S. Person.

   Anti-Takeover Effect of Ownership Limit, Staggered Board, Preferred Stock, Florida Business Corporation Act and Certain Other Matters

     Ownership of more than 7% by value of the Company's outstanding capital stock by certain persons has been restricted for the purpose of maintaining the Company's qualification as a REIT, with certain exceptions. See "Capital Stock--Restrictions on Ownership." This 7% limitation may discourage a change in control of the Company and may also
   (i) deter tender offers for the capital stock, which offers may be attractive to the shareholders, or (ii) limit the opportunity for shareholders to receive a premium for their capital stock that might otherwise exist if an investor attempted to assemble a block in excess of 7% of the outstanding capital stock or to effect a change in control of the Company. Additionally, the division of the Company's Board of Directors into three classes with staggered three-year terms may have the effect of deterring certain potential acquisitions of the Company because control of the Company's Board of Directors could not be obtained at a single annual meeting of shareholders.

     The Company's Articles authorize the Board of Directors to issue up to 10,000,000 shares of Preferred Stock and 10,000,000 shares of Special Common Stock and to establish the preferences and rights of any shares issued. The issuance of Preferred Stock or Special Common Stock could have the effect of delaying or preventing a change in control of the Company even if a change in control were in the shareholders' interest. The provisions of the Florida Business Corporation Act regarding control share acquisitions and affiliated transactions could also deter potential acquisitions of the Company by preventing the acquiring party from voting the Common Stock it acquires or consummating a merger or other extraordinary corporate transaction without the approval of the disinterested shareholders.

   Potential Environmental Liability

     Under various federal, state and local laws, ordinances and regulations, an owner or manager of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The cost of any required remediation and the owner's liability therefor could exceed the value of the property and/or the aggregate assets of the owner. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or borrow using such property as collateral.

                                   THE COMPANY

     The Company is a self-administered and self-managed REIT which acquires, owns, develops, and manages neighborhood and community shopping centers in targeted in fill markets in the Southeast, the Mid-Atlantic and the lower Midwest.

     The Company's executive offices are located at 121 West Forsyth Street, Suite 200, Jacksonville, Florida 32202, and its telephone number is (904) 356-7000. The Company operates additional offices in Ft. Lauderdale, Tampa and Stuart, Florida, in Atlanta, Georgia, and in St. Louis, Missouri.


                                 USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of shares of Common Stock. See "Selling Shareholders" and "Plan of Distribution."


                              SELLING SHAREHOLDERS

     The 5,868,510 shares of Common Stock to which this Prospectus relates (the "Shares") constitute (a) shares of Common Stock issued to the partners of Branch Properties, L.P. (the "Branch Partners") pursuant to the Contribution Agreement and Plan of Reorganization dated as of February 10, 1997 (the "Branch Contribution Agreement"), pursuant to which Branch Properties, L.P. contributed certain assets to the Regency Partnership,
   (b) the maximum number of shares of Common Stock issued or issuable upon redemption of the Original Limited Partnership Units and the Class A Units of the Regency Partnership issued or issuable to the Branch Partners in connection with the Branch Contribution Agreement and (c) the maximum number of shares of Common Stock issuable upon redemption of the Class 2 Units of the Regency Partnership issued or issuable to equity owners of Midland Development Group, Inc. and certain entities affiliated therewith (the "Midland Partners") in connection with the contribution of certain assets of such entities to the Regency Partnership. The Original Limited Partnership Units, the Class A Units and the Class 2 Units may be redeemed by the Branch Partners and the Midland Partners from time to time in exchange for cash or on a one-for-one basis for shares of Common Stock, at the election of the Company, as general partner.

     Pursuant to the Branch Contribution Agreement, 155,797 shares of Common Stock were issued to certain Branch Partners upon the closing of the transactions contemplated thereby. There are currently 688,119 Original Limited Partnership Units and Class A Units outstanding and 3,556,869 shares of Common Stock which have been issued upon redemption of Original Limited Partnership Units and Class A Units, all of which are held by Branch Partners in the amounts indicated below. In addition, the Branch Partners may be entitled to receive up to 298,064 additional Original Limited Partnership Units and 16,949 additional Shares in payment of property earn-outs ("Earn-Out Units").

     There are currently 375,509 Class 2 Units outstanding, all of which are held by Midland Partners in the amounts indicated below. No Class 2 Units have been redeemed for shares of Common Stock on the date hereof. In addition, the Midland Partners may be entitled to receive up to an estimated 777,203 additional Class 2 Units as Earn-Out Units in payment of property earn-outs.

     The Branch Partners and the Midland Partners (collectively, the
   "Selling Shareholders") may sell from time to time all or a portion of the Shares. Affiliates of and members of the immediate family of the Selling Shareholders ("Permitted Transferees") may also sell such shares hereunder which they have acquired from the Selling Shareholders.

     Except as noted below, assuming that the Selling Shareholders sell all Shares to which this Prospectus relates and acquire no other shares of Common Stock prior to completion of this offering, each Selling Shareholder will own less than 1% of the outstanding shares of Common Stock upon completion of this offering. Alexander Branch and Lee Wielansky are members of the Board of Directors of the Company and may be entitled to receive additional shares of Common Stock in the future for their service as directors.

                                  No. of Shares          Maximum No. of Earn-
                                 Currently Owned         Out Units Issuable to
    Name of Branch Partner     by Branch Partner(1)        Branch Partner(2)
    ----------------------     --------------------      ---------------------

    Rudolph Augstein                  363,486                     9,625

    BAF Holding Corp.                  20,686                       838

    Branch/InterAllianz
      Realty Fund, L.P.                28,214                     1,144

    Branch Investment Co.,
      Inc.(4)                         111,359                    21,263

    Branch Investment
      Group, Inc.                         496                        20

    Irene Graats Branch as
      trustee for George G.
      Branch(4)                         1,284                        52

    Irene Graats Branch as
      trustee for
      Christopher
      Branch(4)                         1,284                        52

    J. Alexander Branch,
      III(4)(5)                       139,854                    43,570

    Dr. Michael Beier                   8,623                       350

    Rebie M. Benedict                   4,137                       168

    Roger Biard                        11,123                       451

    Hans J. Biderman                   10,342                       419

    Dr. Axel Born                      15,983                       648

    Stephen D. Broome(6)               15,246                     5,037

    G. Owen Brown                       1,456                        59

    *Chris Case                         3,108                       832

    C. William Close, Jr.
      Trust                             1,523                         0

    Mary S. Close                       1,541                        62

    Betsy Branch Conant                   761                         0

    Coro, Inc.                          1,383                        56

    DLJSC as Custodian FBO
      J. Peek Garlington IRA
      Rollover Account                  6,206                       252

    Dal Vast B.V., Inc.                20,687                       839

    Erika Dirtle                       11,514                       467

    Katja Dirtle                        5,762                       234

    Willi Dirtl                         2,881                       117

    Euart Investment Co.,
      Inc.(7)                          25,659                     4,900

    *John F. Euart, Jr.(7)             32,291                    10,148

    Dr. Albert Feichtner                5,449                       221

    Fontana Insurance
      Brokerage, Ltd.                  13,111                       531

    Frascati Im-Und Export
      GmbH, Inc.                       42,111                     1,707

    Susanna M. Garlington              10,655                       432

    Gardiner Garrard                    6,206                       252

    Gehrke Investments,
      Ltd.                              7,987                       324

    German Hope
      Properties, Inc.                  2,598                       105

    Dr. rer. nat. Gert
      Hagen                             5,373                       218

    Mark Gottlieb                       3,622                       853

    Nina Gretsch                        6,206                       252

    Griffith & Griffith                10,342                       419

    Robert S. Griffith, Jr.            26,327                     1,067

    Robert S. Griffith,
      Jr. IRA Rollover                  5,561                       225

    Dr. Ulrich Guntram                  7,981                       323

    Dr. Helmut Hageman                 55,928                     2,267

    Warren R. Hall(8)                  76,611                    20,456

    Gerda Holm                         10,370                       420

    Werner Holm                        68,158                     2,763

    Hop Equities, Ltd.                142,328                     5,769

    Volker Jakobs                       9,394                       381

    JH Holdings, Ltd.                  22,755                       922

    Lawrence P. Kelly                   1,241                        50

    Klaus Nottbohm
      Investments, Ltd.                 7,987                       324

    A. J. Land, Jr.                     3,724                       151

    Richard H. Lee(9)                  54,186                    15,175

    Leo Freiherr von
      Diergardt
      Verwaltungs, K.G.               153,949                     6,240

    Michael Lichtenauer                 2,568                       104

    John W. Lundeen
      III(10)                          29,078                     7,013

    Harry Morgan                        1,241                        50

    Dr. Michael Muth                   23,686                       960

    Henk Nieuwenhuys                    1,941                        79

    Peter Nunn                          5,373                       218

    Dr. Arend Oetker                   49,413                     2,003

    Opportunity Capital
      Partners II
      Ltd. Partnership(11)          1,948,854                    78,994

    *Patti Pearlberg                    3,108                       832

    Dr. Lutz Peters                    49,771                     2,017

    Plaza Limited
      Partnership                      12,131                       492

    RHL Investment Co.,
      Inc.(9)                          38,488                     7,349

    Dr. Wilhelm Rall                   27,964                     1,133

    R.E.N.L., Ltd.                     10,342                       419

    Hajo Riesenbeck                     7,981                       323

    Hermann Hinrich
      Reemtsma                         41,699                     1,690

    Franz und Rita
      Rohrbach                          5,135                       208

    Richard H. Ross                    14,338                     1,418

    SDB Investment Co.,
      Inc.(6)                          12,829                     2,449

    Hans Stegmann                      15,983                       648

    Dr. B. Schwaighofer                24,116                       467

    Dr. G. Schwaighofer                11,514                       467

    Dr. Lothar Tirala                   5,762                       234

    Nick Telesca                       55,445                    14,838

    Armin Timmermann                   15,983                       648

    Michael Ulmer                      58,718                     2,380

    Michaele Ulmer                     20,752                       841

    Gustav Adolph von
      Halem                            27,763                     1,125

    Herbert von Halem                  27,314                     1,107

    Gundolf von
      Hammerstein                      21,851                       886

    Philipp von
      Hammerstein                       5,463                       221

    Sophie von Hammerstein              5,463                       221

    Valerie von
      Hammerstein                       5,463                       221

    Dr. Georg von Segesser             15,983                       648

    Dr. Renate Waclawiczek              8,644                       350

    Warren Investments,
      Inc.(8)                          51,318                     9,799

    WEN Investments,
      Inc.(10)                         16,936                     3,232

    West Shaw Properties,
      Inc.                             10,342                       419

    Marianne Wittich                   27,964                     1,133

    Hans Wolfgang Zanders              71,911                     2,915

    *Stan Zippin                        3,108                       832


    _______________________________
    Footnotes appear on page 14



                                  No. of Shares          Maximum No. of Earn-
                                 Currently Owned         Out Units Issuable to
    Name of Midland Partner     by Midland Partner(3)        Midland Partner(2)
    -----------------------     ---------------------    ----------------------

    Joseph H. Apter(12)                49,163                   134,944

    Joseph Bernstein                    6,200                         0

    David Birdsall                          0                     1,016

    Blatt Family Limited
      Partnership                      15,438                         0

    Aaron Boyle                           761                     1,204

    Mark Bredonkoetter                    694                       150

    Constance Brickman                  3,099                         0

    Mark Brickman                       3,099                         0

    Mark E. Brickman 1994
      Trust                             5,023                     1,693

    Ned. M. Brickman(12)               59,209                   142,205

    *John C. Compton                    1,666                     3,612

    Robert S. Duncan                   12,675                    12,039

    Andrew Epstein                        498                       113

    Harry Epstein                       6,115                         0

    Harry L. Epstein 1993
      Trust                             5,023                     1,693

    *Dan J. Fox                         6,953                    12,114

    Heritage Investments                5,023                     1,693

    *Rodney K. Jones(12)               30,062                   131,747

    Scott Katz                          1,666                     3,198

    *Bart J. Margiotta                  1,667                     4,101

    *Tom D. Maurer III                      0                       414

    Steven Miller                       4,396                     3,461

    Alan Nageleissen                      116                       828

    *Stephen M.
      Notestine(12)                    55,662                   140,550

    David J. Reif                           0                    16,139

    *James K. Rosen                       272                     1,881

    John Rubenstein                       498                       113

    Scott Samuelson                     1,426                       226

    *John I. Silverman                 28,396                    10,270

    *Richard R. Sims                    4,857                     4,853

    *Roland Uphoff                          0                       226

    Mark van Matre                          0                       602

    Craig S. Wielansky                      0                     2,822

    *Lee S.
      Wielansky(12)(13)                67,183                   143,296

    Wolf Family Limited
      Partnership                      15,438                         0


   ___________________________

   * Officer of the Company.

   1 Includes the number of Original Limited Partnership Units and Class A Units currently owned by the Branch Partner which are redeemable on a one-for-one basis for shares of Common Stock.

   2 The number of Earn-Out Units is an estimate only since property earn-outs are contingent on certain performance criteria and are not fixed on the date hereof, although certain earn-outs may not exceed specified amounts.

   3 Includes the number of Class 2 Units currently owned by the Midland Partner which are redeemable on a one-for-one basis for shares of Common Stock.

   4 Mr. Branch beneficially owns 1,608 shares of Common Stock and holds presently exercisable options to purchase 2,000 shares in addition to the Shares which may be sold hereby. Irene Graats Branch, Mr. Branch's wife, holds are additional 2,568 Shares issuable upon redemption of Units as trustee for the benefit of their children. In addition, Branch Investment Co. is controlled by Mr. Branch.

   5 Mr. Branch has agreed not to transfer or redeem Units during any three-month period during the two year period ending on March 7, 2000 in excess of the number arrived at by (a) multiplying 12.5% times the number, plus one, of quarterly periods elapsed since March 7, 1998, times the total Shares (including Units) issued to Mr. Branch and (b) subtracting the total number of Shares (including Units) that Mr. Branch has transferred.

   6   Stephen D. Broome owns a controlling interest in SDB Investment Co.,
       Inc.

   7 Euart Investment Co., Inc. is an affiliate of John F. Euart, Jr., an officer of the Company and a selling shareholder.

   8   Warren Hall owns a controlling interest in Warren Investments, Inc.

   9   Richard H. Lee owns a controlling interest in RHL Investment Co., Inc.

   10  John W. Lundeen III owns a controlling interest in WEN Investments,
       Inc.

   11 Pursuant to a Schedule 13G filed on May 9, 1997 by LaSalle Advisors Limited Partnership and ABKB/LaSalle Securities Limited Partnership (collectively, "LaSalle"), such entities beneficially owned in the aggregate 267,250 shares of Common Stock other than the Shares which may be sold hereby by Opportunity Capital Partners II Limited Partnership. LaSalle is an affiliate of the general partner of Opportunity Capital Partners II Limited Partnership.

   12 Each of Messrs. Apter, Brickman, Jones, Notestine and Wielansky has agreed not to redeem any Units until March 1, 1999, and to limit transfers and redemptions during any three-month period during the two years thereafter to no more than 12.5% of his total Units issued at the time of the transfer.

   13 Mr. Wielansky has the right to acquire immediately 38,182 shares of Common Stock in addition to those which may be sold hereby.


                                  CAPITAL STOCK

     The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, par value $0.01 per share, 10,000,000 shares of Special Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. The summary description of the Company's capital stock set forth herein does not purport to be complete and is qualified in its entirety by reference to the Company's Articles. As of May 5, 1998, 24,863,492 shares of the Company's Common Stock and 2,500,000 shares of the Company's Class B non-voting Common Stock (constituting a class of the Special Common Stock) were issued and outstanding.

   Common Stock

     The holders of the Company's Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors, and, except as otherwise required by law or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock establishing the powers, designations, preferences and relative, participating, option or other special rights of such series, the holders of Common Stock (together with the holders of any class or series of Special Common Stock that does not have limited voting rights) exclusively possess all voting power. The Articles do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. All shares of Common Stock offered hereby, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable and the holders thereof will not have preemptive rights. The Company's Common Stock is listed on the NYSE under the symbol "REG."

     The Transfer Agent and Registrar for the Common Stock is First Union National Bank.

   Special Common Stock

     Under the Company's Articles, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of up to 10 million shares of Special Common Stock from time to time in one or more classes or series. The Special Common Stock will bear dividends in such amounts as the Board of Directors may determine with respect to each class or series. All such dividends must be pari passu with dividends on the Common Stock. Upon the dissolution of the Company, the Special Common Stock will participate pari passu with the Common Stock in liquidating distributions. Shares of Special Common Stock will have one vote per share and vote together with the holders of Common Stock (and not separately as a class except where otherwise required by law), unless the Board of Directors creates classes or series with more limited voting rights or without voting rights. The Board will have the right to determine whether shares of Special Common Stock may be converted into shares of any other class or series or be redeemed, and, if so, the conversion or redemption price and the terms and conditions of conversion or redemption, and to determine such other rights as may be allowed by law. Holders of Special Common Stock will not be entitled, as a matter of right, to preemptive rights. As all Special Common Stock is expected to be closely held, it is anticipated that most classes or series would be convertible into Common Stock for liquidity purposes.

     The Company has outstanding as of the date of this Prospectus 2,500,000 shares of a non-voting class of Special Common Stock in the form of Class B Common Stock, which were issued in a private placement to an institutional investor. The Class B Common Stock receives dividends pari passu with the Common Stock at a rate equivalent to 1.03 times the Common Stock dividend rate and participates pari passu with the Common Stock in any liquidation of the Company. Beginning December 20, 1998, 1/6th of the Class B Common Stock originally issued may be converted into Common Stock at the election of the holder during any three-month period, but the holder may not at any time be the beneficial owner of more than 4.9% of the outstanding Common Stock. Accelerated conversion may take place in the event of certain extraordinary occurrences, including certain changes in senior management. A total of 2,975,468 shares of Common Stock are issuable upon conversion of the Class B Common Stock.

   Preferred Stock

     Under the Company's Articles, the Board of Directors is authorized, without further shareholder action, to provide for the issuance of up to 10,000,000 shares of Preferred Stock, par value $0.01 per share. The Preferred Stock authorized by the Articles may be issued, from time to time, in one or more series in such amounts and with such designations, powers, preferences or other rights, qualifications, limitations and restrictions as may be fixed by the Board of Directors. Under certain circumstances, the issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no shares of Preferred Stock outstanding as of the date of this Prospectus.

   Restrictions on Ownership

     Restrictions Relating to REIT Qualification. For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, its stock must be beneficially owned (without reference to attribution rules) by 100 or more persons during at least 335 days in a taxable year of 12 months or during a proportionate part of a shorter taxable year, and certain other requirements must be satisfied.

     To assure that five or fewer individuals do not Beneficially Own (as defined in the Company's Articles to include ownership through the application of certain stock attribution provisions of the Code) more than 50% in value of the Company's outstanding capital stock, the Company's Articles provide that, subject to certain exceptions, no holder may own, or be deemed to own (by virtue of certain of the attribution provisions of the Code), more than 7% by value (the "Ownership Limit") of the Company's outstanding capital stock. Certain existing holders specified in the Articles and those to whom Beneficial Ownership of their capital stock is attributed, whose Beneficial Ownership of capital stock exceeds the Ownership Limit ("Existing Holders"), may continue to own such percentage by value of outstanding capital stock (the "Existing Holder Limit") and may increase their respective Existing Holder Limits through benefit plans of the Company, dividend reinvestment plans, additional asset sales or capital contributions to the Company or acquisitions from other Existing Holders, but may not acquire additional shares from such sources such that the five largest Beneficial Owners of capital stock hold more than 49.5% by value of the outstanding capital stock, and in any event may not increase their respective Existing Holder Limits through acquisition of capital stock from any other sources. In addition, because rent from a related tenant (any tenant 10% of which is owned, directly or constructively, by the REIT) is not qualifying rent for purposes of the gross income tests under the Code, the Articles provide that no constructive owner of stock in the Company who owns, directly or indirectly, a 10% interest in any tenant of the Company (a "Related Tenant Owner") may own, or constructively own by virtue of certain of the attribution provisions of the Code (which differ from the attribution provisions applied to determine Beneficial Ownership), more than 9.8% by value of the outstanding capital stock of the Company (the "Related Tenant Limit"). The Board of Directors may waive the Ownership Limit, the Existing Holder Limit and the Related Tenant Limit if evidence satisfactory to the Board of Directors is presented that such ownership will not then or in the future jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company.

     Preservation of Status as a Domestically Controlled REIT. Section 5.14 of the Articles contains provisions designed to preserve the Company's status as a domestically controlled REIT. Section 5.14 of the Articles prohibits the issuance or transfer of the Company's capital stock if it would result in the fair market value of all capital stock owned directly or indirectly by Non-U.S. Persons (as defined in the Articles) to comprise 50% or more of the fair market value of the Company's outstanding capital stock. For purposes of applying this limitation, SC-USREALTY and its affiliates are presumed (i) to be Non-U.S. Persons, (ii) to own 45% of the outstanding Common Stock on a fully diluted basis, and (iii) to own shares of other classes of capital stock which they have the right to acquire as well as shares of such other classes which they actually own. In addition, at the 1998 Annual Meeting of the Company's shareholders, shareholders will vote on a proposed amendment to Section 5.14 which would void the transfer of shares to SC-USREALTY as well as to any other Non-U.S. Person to the extent that any such transfer would result in the fair market value of all capital stock owned directly or indirectly by Non-U.S. Persons (including SC-USREALTY and its affiliates) comprising 50% or more of the fair market value of the Company's outstanding capital stock. Under the proposed amendment, SC-USREALTY will have the ability to waive, alter or revise the applicability of the transfer restrictions in Section 5.14 to itself as well as to any other person, in its sole discretion, upon delivery of written notice to the Company's Board of Directors. A Non-U.S. Person is defined in the Articles as any person who is not (i) a citizen or resident of the United States, (ii) a partnership or corporation created or organized in the United States or under the laws of the United States or any state therein (including the District of Columbia), or (iii) any estate or trust (other than a foreign estate or trust) within the meaning of Section 7701(a)(31) of the Code.

     Any shares issued or transferred in violation of the foregoing restriction will be void, or if such remedy is invalid, will be subject to the provisions for "Excess Shares" described below. Accordingly, the purchase of Common Stock which may be offered hereby may not be a suitable investment for a Non-U.S. Person (whether or not such person presently owns any shares of Common Stock).

     Remedies. If (i) shares of capital stock in excess of the applicable Ownership Limit, Existing Holder Limit, or Related Tenant Limit, or (ii) shares which (a) would cause the REIT to be beneficially owned by fewer than 100 persons (without application of the attribution rules), (b) would result in the Company being "closely held" within the meaning of Section 856(h) of the Code, or (c) would result in the fair market value of capital stock owned directly or indirectly (including capital stock presumed to be owned by SC-USREALTY) by Non-U.S. Persons to comprise 50% or more of the fair market value of the Company's outstanding capital stock, are issued or transferred to any person or retained by any person after becoming a Related Tenant Owner, such issuance, transfer, or retention shall be null and void to the intended holder, and the intended holder will have no rights to the stock. Capital stock transferred, proposed to be transferred, or retained in excess of the Ownership Limit, the Existing Holder Limit, or the Related Tenant Limit or which would otherwise jeopardize the Company's REIT status or status as a domestically controlled REIT ("excess shares") will be deemed held in trust on behalf of and for the benefit of the Company. The Board of Directors will, within six months after receiving notice of such actual or proposed transfer, either (i) direct the holder of such shares to sell all shares held in trust for the Company for cash in such manner as the Board of Directors directs, or (ii) redeem such shares for a price equal to the lesser of (a) the price paid by the holder from whom shares are being redeemed and (b) the average of the last reported sales prices on the NYSE of the relevant class of capital stock on the 10 trading days immediately preceding the date fixed for redemption by the Board of Directors, or if such class of capital stock is not then traded on the NYSE, the average of the last reported sales prices of such class of capital stock (or, if sales prices are not reported, the average of the closing bid and asked prices) on the 10 trading days immediately preceding the relevant date as reported on any exchange or quotation system over which such class of capital stock may be traded, or if such class of capital stock is not then traded over any exchange or quotation system, then the price determined in good faith by the Board of Directors of the Company as the fair market value of such class of capital stock on the relevant date. If the Board of Directors directs the intended holder to sell the shares, the holder shall receive such proceeds as the trustee for the Company and pay the Company out of the proceeds of such sale all expenses incurred by the Company in connection with such sale, plus any remaining amount of such proceeds that exceeds the amount originally paid by the intended holder for such shares. The intended holder shall not be entitled to distributions, voting rights or any other benefits with respect to such excess shares except the amounts described above. Any dividend or distribution paid to an intended holder on excess shares pursuant to the Company's Articles must be repaid to the Company upon demand.

     Miscellaneous. All certificates representing capital stock will bear a legend referring to the restrictions described above. The transfer restrictions described above shall not preclude the settlement of any transaction entered through the facilities of the NYSE.

     The Articles provide that every shareholder of record of more than 5% of the outstanding capital stock and every Actual Owner (as defined in the Articles) of more than 5% of the outstanding capital stock held by a nominee must give written notice to the Company of information specified in the Articles within 30 days after December 31 of each year. In addition, each Beneficial Owner of capital stock and each person who holds capital stock for a Beneficial Owner must provide to the Company such information as the Company may request, in good faith, in order to determine the Company's status as a REIT.

     The ownership limitations described above may have the effect of precluding acquisition of control of the Company by a third party even if the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company. The Board of Directors has the right under the Articles (subject to contractual restrictions, including covenants made with SC-USREALTY) to revoke the REIT status of the Company if the Board of Directors determines that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. In the event of such revocation, the ownership limitations in the Articles will remain in effect. Any change in the ownership limitations would require an amendment to the Articles.

   Staggered Board of Directors

     The Company's Articles and Bylaws divide the Board of Directors into three classes of directors, with each class constituting approximately one-third of the total number of directors and with classes serving staggered three-year terms. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors helps to insure continuity and stability of the Company's management and policies.

     The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. Accordingly, shareholders could be deprived of certain opportunities to sell their shares of capital stock at a higher market price than might otherwise be the case.

   Advance Notice Provisions for Shareholder Nominations and Shareholder
   Proposals

     The Bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before any meeting of shareholders of the Company. Any shareholder nomination or proposal for action at an upcoming shareholder meeting must be delivered to the Company no later than the deadline for submitting shareholder proposals pursuant to Rule 14a-8 under the Exchange Act. The presiding officer at any shareholder meeting is not required to recognize any proposal or nomination which did not comply with such deadline.

     The purpose of requiring shareholders to give the Company advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although the Bylaws do not give the Board of Directors any power to disapprove timely shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring the third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal.

   Certain Provisions of Florida Law

     The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its articles of incorporation or (depending on the provision in question) its bylaws. The Company has not elected to opt out of these provisions. The Florida Business Corporation Act (the "Florida Act") contains a provision that prohibits the voting of shares in a publicly held Florida corporation which are acquired in a "control share acquisition" unless the board of directors approves the control share acquisition or the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power and (iii) a majority or more of such voting power.

     The Florida Act also contains an "affiliated transaction" provision that prohibits a publicly held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (ii) the interested shareholder has owned at least 80% of the Company's outstanding voting shares for at least five years, or (iii) the transaction is approved by the holders of two-thirds of the Company's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who, together with affiliates and associates, beneficially owns (as defined in Section 607.0901(1)(e), Florida Statutes) more than 10% of the Company's outstanding voting shares.

   Limitation of Liability of Directors

     The Florida Act provides that a director will not be personally liable for monetary damages to the Company or any other person except for liability for breach of such person's duties as a director involving (1) a violation of criminal law (unless the director reasonably believed his or her conduct was lawful or had no reasonable cause to believe that it was unlawful), (2) a transaction from which the director derived an improper personal benefit, or (3) an unlawful dividend or stock redemption. However, equitable remedies such as an injunction or rescission continue to be available against directors who breach their duty of care as directors.

   Indemnification Agreements

     The Company has entered into indemnification agreements with each of the Company's officers and directors. The indemnification agreements require, among other things, that the Company indemnify its officers and directors to the fullest extent permitted by law, and advance to the officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company must also indemnify and advance all expenses incurred by officers and directors seeking to enforce their rights under the indemnification agreements.

                       STRATEGIC ALLIANCE WITH SC-USREALTY

     The Company has entered into a strategic alliance with SC-USREALTY as a result of which SC-USREALTY has become a major shareholder of the Company. SC-USREALTY is a Luxembourg corporation that endeavors to become Europe's preeminent publicly-held real estate company with strategic ownership positions in leading "value-added" real estate operating companies in the United States, i.e., real estate operating companies in which opportunities exist to enhance asset cash flow by combining a strategically focused asset portfolio with synergistic marketing and other strategies that meet the special needs of customers. Security Capital U.S. Realty's wholly-owned subsidiary, Security Capital Holdings S.A., endeavors to acquire 25% to 45% of the common stock of a limited number of U.S. real estate operating companies with specific market niches and the potential to be leaders in their respective peer groups. SC-USREALTY endeavors to maximize shareholder returns in each of these companies by investing sufficient capital and, through representation on the board of directors and board committees, providing input to management in developing and implementing strategies for long-term growth in per share operating results. SC-USREALTY has participation rights that grant it the right to purchase additional equity (at the same price as that offered to other purchasers) each time that the Company sells additional shares of capital stock (or options or other rights to acquire capital stock), in order to preserve SC-USREALTY's pro rata ownership of the Company. SC-USREALTY owned 11,284,439 shares of Common Stock as of April 29, 1998, constituting 46.4% of the Common Stock outstanding on that date.

     The Company has agreed with SC-USREALTY to certain limitations on the Company's operations, including restrictions relating to (i) incurrence of total indebtedness exceeding 60% of the gross book value of the Company's consolidated assets, (ii) investments in properties other than shopping centers in specified states in the Southeastern and Mid-Atlantic states and the southern regions of Indiana and Ohio (the "Geographic Restrictions"), which Geographic Restrictions were waived by SC-USREALTY for purposes of the Company's acquisition of certain assets from the entities owned by the Midland Partners, and (iii) certain other matters. In addition, the Company has agreed to certain limitations on the amount of assets that it owns indirectly through other entities and the manner in which it conducts its business (including the type of assets that it can acquire and own and the manner in which such assets are operated). These restrictions, which are intended to permit SC-USREALTY to comply with certain requirements of the Code and other countries' tax laws applicable to foreign investors, limit somewhat the flexibility of the Company to structure transactions that might otherwise be advantageous to the Company. Although the Company does not believe that the limitations imposed on the Company's activities will materially impair the Company's ability to conduct its business, there can be no assurance that these limitations will not adversely affect the Company's operations in the future.

     In connection with the Transaction, the Company has requested that SC-USREALTY waive certain of the Geographic Restrictions, so as to permit the Company to acquire shopping center properties outside of its ordinary territory from Contributors, including properties located in Texas and Colorado.


                              PLAN OF DISTRIBUTION

     The Shares may be sold or transferred from time to time by the Selling Shareholders or by their Permitted Transferees. Such sales may be made directly, on one or more exchanges (including the New York Stock Exchange) or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions, or by or through brokers, dealers, agents or underwriters or to one or more underwriters for resale to the public. The Shares sold may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; or (e) an underwritten public offering. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus. There is no assurance that the Selling Shareholders will sell any or all of the Shares.

     Brokers or dealer may be entitled to indemnification by the Company and the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933.

                        FEDERAL INCOME TAX CONSIDERATIONS

      The following is a general summary of certain of the material federal income tax considerations regarding the Company based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States and persons who own Securities as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes) subject to special treatment under the federal income tax laws. This summary does not give a detailed discussion of any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

     As used in this section, the term "Company" refers to the Company and all qualified subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (the "Management Company") (which are treated as separate entities for federal income tax purposes, although their results are consolidated with those of the Company for financial reporting purposes).

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SECURITIES IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

   General

     The Company made an election to be taxed as a REIT under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1993. The Company believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and the Company intends to continue to operate in such a manner in the future. However, no assurance can be given that the Company will operate in a manner so as to qualify or remain qualified as a REIT.

     The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

     It is the opinion of Foley & Lardner that the Company has been organized in conformity with the requirements for qualification and taxation as a REIT commencing with the Company's taxable year that ended December 31, 1993 and for all subsequent taxable years to date. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters including, but not limited to, those concerning its business and properties, and certain matters relating to the Company's manner of operation. Foley & Lardner is not aware of any facts or circumstances that are inconsistent with these representations and assumptions. The qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests for qualification as a REIT set forth in the Code, the results of which will not be reviewed by nor be under the control of Foley & Lardner. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see "-- Failure to Qualify."

   Taxation of the Company

     As a REIT, the Company generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "corporate alternative minimum tax" on its items of tax preference. Third, if the Company has
   (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by the Company by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, if the Company has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if during the 10-year period (the "Recognition Period") beginning on the first day of the first taxable year for which the Company qualified as a REIT, the Company recognizes gain on the disposition of any asset held by the Company as of the beginning of such Recognition Period, then, to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period (the "Built-in Gain"), such gain will be subject to tax at the highest regular corporate rate. Because the Company initially acquired its properties in connection with its initial public offering in fully taxable transactions, it is not anticipated that the Company will own any assets with substantial Built-in Gain. Eighth, if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation ("carry-over basis"), and the Company recognizes gain on the disposition of such asset during the Recognition Period beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-in Gain, such gain will be subject to tax at the highest regular corporate rate. The result described above with respect to the recognition of Built-in Gain during the Recognition Period assumes the Company will make an election in accordance with Notice 88-19 issued by the Internal Revenue Service ("IRS").

     In addition, the Management Company is taxed on its income at regular corporate rates.

   Failure to Qualify

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Such a failure could have an adverse effect on the market value and marketability of the Common Stock. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

                                  LEGAL MATTERS

     The validity of the Securities to which this Prospectus relates and certain tax matters described under "Federal Income Tax Considerations" will be passed upon for the Company by Foley & Lardner, Jacksonville, Florida. Attorneys with Foley & Lardner representing the Company with respect to this offering beneficially owned approximately 4,100 shares of Common Stock as of the date of this Prospectus.


                                     EXPERTS

     The consolidated financial statements and schedule of the Company as of December 31, 1997 and 1996, and for each of the years in the three year period ended December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. To the extent that KPMG Peat Marwick LLP audits and reports on consolidated financial statements of the Company issued at future dates, and consents to the use of their report thereon, such consolidated financial statements also will be incorporated by reference in the Registration Statement in reliance upon their reports and said authority.

    No dealer, salesperson or any
    other person has been authorized
    to give any information or to
    make any representations other
    than those contained in this
    Prospectus in connection with
    the offer made by this
    Prospectus and, if given or
    made, such information or
    representations must not be
    relied upon as having been
    authorized by the Company or by            Regency Realty
    any of the Underwriters.  This              Corporation
    Prospectus does not constitute
    an offer to sell or the                    _____________
    solicitation of any offer to buy
    securities other than the Common             PROSPECTUS
    Stock offered by this                      _____________
    Prospectus, nor shall it
    constitute an offer to sell or a
    solicitation of any offer to buy            Common Stock
    the Common Stock by anyone in
    any jurisdiction in which such
    offer or solicitation is not
    authorized or in which the
    person making such offer or
    solicitation is not qualified to
    do so or to any person to whom
    it is unlawful to make such
    offer or solicitation.  Neither
    the delivery of this Prospectus
    nor any sale made hereunder
    shall, under any circumstances,
    create an implication that the
    information contained herein is
    correct as of any time
    subsequent to the date hereof.



       TABLE OF CONTENTS        Page
                                              __________, 1998
    AVAILABLE INFORMATION . . .   2

    INCORPORATION OF CERTAIN
      DOCUMENTS BY REFERENCE. .   2

    RISK FACTORS  . . . . . . .   3

    THE COMPANY . . . . . . . .   7

    USE OF PROCEEDS . . . . . .   7

    SELLING SHAREHOLDERS. . . .   7

    CAPITAL STOCK . . . . . . .  14

    STRATEGIC ALLIANCE WITH
      SC-USREALTY . . . . . . .  19

    PLAN OF DISTRIBUTION. . . .  20

    FEDERAL INCOME TAX
      CONSIDERATIONS. . . . . .  20

    LEGAL MATTERS . . . . . . .  23

    EXPERTS . . . . . . . . . .  23

                                     PART II

                     Information Not Required in Prospectus

   Item 14.  Other Expenses of Issuance and Distribution.

     Set forth below is an estimate of the approximate amount of fees and expenses payable by the Registrant in connection with the distribution of the securities registered hereby.

   Securities and Exchange Commission
     Registration Fee                                          $ 44,795
   Exchange Listing Fee                                        $ 21,000*
   Transfer Agent's Fees                                       $  2,500*
   Printing and Delivery                                       $  2,000*
   Legal Fees and Expenses                                     $ 15,000*
   Accounting Fees and Expenses                                $ 15,000*
   Miscellaneous                                               $  4,705*
     Total                                                     $105,000*
                                                                =======

   *  Estimated


   Item 15.  Indemnification of Directors and Officers.

     The Florida Business Corporation Act (the "Florida Act") permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

     Article X of the Registrant's Bylaws provides that the Registrant shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Act. In addition, the Registrant has entered into Indemnification Agreements with its directors and executive officers in which the Registrant has agreed to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act.

     Item 16.     Exhibits.

    5.1 Opinion of Foley & Lardner as to the legality of the securities to be issued
    8.1 Opinion of Foley & Lardner as to tax aspects of the offering (included in Exhibit 5)
   23.1 Consent of Foley & Lardner (included in Opinion filed as Exhibit 5)
   23.2 Consent of KPMG Peat Marwick LLP
   24.1 Powers of Attorney (included on Signature Page of Registration
        Statement)


   Item 17.  Undertakings

   (a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on May 6, 1998.

                       REGENCY REALTY CORPORATION


                       By:  /s/ Martin E. Stein, Jr.
                            Martin E. Stein, Jr., Chairman of the Board,
                            President and Chief Executive Officer


                            SPECIAL POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the Signature Page to this Registration Statement constitutes and appoints Martin E. Stein, Jr., Bruce M. Johnson, J. Christian Leavitt and Robert L. Miller, Jr., and each or any of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any amendment or registration statement filed pursuant to Rule 462, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



   Date:  May 6, 1998                   /s/ Martin E. Stein, Jr.
                                      Martin E. Stein, Jr., Chairman of the
                                      Board, President and Chief Executive
                                      Officer


   Date:  May 6, 1998                   /s/ Bruce M. Johnson
                                      Bruce M. Johnson, Managing Director and
                                      Principal Financial Officer


   Date:  May 6, 1998                   /s/ J. Christian Leavitt
                                      J. Christian Leavitt, Vice President,
                                      Secretary, Treasurer and Principal
                                      Accounting Officer


   Date:  May 6, 1998                   /s/ Joan W. Stein
                                      Joan W. Stein, Chairman Emeritus and
                                      Director


   Date:  May 6, 1998                   /s/ Richard W. Stein
                                      Richard W. Stein, Director


   Date:  May 6, 1998                   /s/ Edward L. Baker
                                      Edward L. Baker, Director


   Date:  May 6, 1998                   /s/ Raymond L. Bank
                                      Raymond L. Bank, Director


   Date:  May __, 1998                ____________________________________
                                      J. Alexander Branch III, Director


   Date:  May 6, 1998                   /s/ A.R. Carpenter
                                      A.R. Carpenter, Director


   Date:  May 6, 1998                   /s/ J. Dix Druce, Jr.
                                      J. Dix Druce, Jr., Director


   Date:  May __, 1998                ____________________________________
                                      Albert Ernest, Jr., Director


   Date:  May 6, 1998                   /s/ Douglas S. Luke
                                      Douglas S. Luke, Director


   Date:  May 6, 1998                   /s/ Mary Lou Rogers
                                      Mary Lou Rogers, Director


   Date:  May 6, 1998                   /s/ Jonathan Smith
                                      Jonathan Smith, Director


   Date:  May __, 1998                ____________________________________
                                      Lee S. Wielansky, Director

                                  EXHIBIT INDEX

                                                                   Sequential
                                                                    Page No.


         5.1 Opinion of Foley & Lardner as to the legality of the securities to be issued

         8.1 Opinion of Foley & Lardner as to tax aspects of the offering (included in Exhibit 5)

        23.1 Consent of Foley & Lardner (included in Opinion filed as Exhibit 5)

        23.2  Consent of KPMG Peat Marwick LLP

        24.1 Powers of Attorney (included on Signature Page of Registration Statement)